Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-265348

Final Term Sheet

AMERICAN TOWER CORPORATION

November 18, 2024

Issuer:	American Tower Corporation (“AMT”)

Coupon:	5.000% Senior Notes due 2030 (the “2030 Notes”) 5.400% Senior Notes due 2035 (the “2035 Notes”)

Principal Amount:	2030 Notes: $600,000,000 2035 Notes: $600,000,000

Maturity Date:	2030 Notes: January 31, 2030 2035 Notes: January 31, 2035

Benchmark Treasury:	2030 Notes: 4.125% UST due October 31, 2029 2035 Notes: 4.250% UST due November 15, 2034

Benchmark Treasury Price and Yield:	2030 Notes: 99-10; 4.280% 2035 Notes: 98-21; 4.418%

Spread to Benchmark Treasury:	2030 Notes: T + 80 basis points 2035 Notes: T + 105 basis points

Yield to Maturity:	2030 Notes: 5.080% 2035 Notes: 5.468%

Price to Public:	2030 Notes: 99.622% 2035 Notes: 99.455%

Ratings(1):	Baa3 (Stable) / BBB (Stable) / BBB+ (Stable) (Moody’s / S&P / Fitch)

Interest Payment Dates:

2030 Notes: Semi-annually on January 31 and July 31 of each year, commencing on July 31, 2025 (long first coupon)

2035 Notes: Semi-annually on January 31 and July 31 of each year, commencing on July 31, 2025 (long first coupon)

Make-whole Call:

2030 Notes: Prior to December 31, 2029 (one month prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 15 basis points

2035 Notes: Prior to October 31, 2034 (three months prior to their maturity date), at greater of par and make-whole at discount rate of Treasury plus 20 basis points

Par Call:	2030 Notes: At any time on or after December 31, 2029 (one month prior to their maturity date) 2035 Notes: At any time on or after October 31, 2034 (three months prior to their maturity date)

Trade Date:	November 18, 2024

Settlement Date(2):	November 21, 2024 (T+3)

CUSIP/ISIN:	2030 Notes: 03027X CL2 / US03027XCL29 2035 Notes: 03027X CM0 / US03027XCM02

Use of Proceeds:	We intend to use the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility and the 2021 Credit Facility.

Capitalization:	The “as further adjusted” column in the “Capitalization” section of the Preliminary Prospectus Supplement gives effect to the receipt of approximately $1,183.7 million, after deducting discounts and commissions payable to the underwriters and estimated expenses payable by us, and the use of approximately $375.7 million of the net proceeds to repay existing indebtedness under the 2021 Multicurrency Credit Facility and approximately $808.0 million of the net proceeds to repay existing indebtedness under the 2021 Credit Facility.

Joint Book-Running Managers:	Barclays Capital Inc. Mizuho Securities USA LLC RBC Capital Markets, LLC Scotia Capital (USA) Inc. TD Securities (USA) LLC

Senior Co-Managers:

BofA Securities, Inc.

BBVA Securities Inc.

Chatham Financial Securities LLC

Citigroup Global Markets Inc.

ING Financial Markets LLC

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander US Capital Markets LLC

SG Americas Securities, LLC

SMBC Nikko Securities America, Inc.

Co-Managers:	BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. The Standard Bank of South Africa Limited Standard Chartered Bank Wells Fargo Securities, LLC

(1)

These securities ratings have been provided by Moody’s, S&P and Fitch. None of these ratings is a recommendation to buy, sell or hold these securities. Each rating may be subject to revision or withdrawal at any time, and should be evaluated independently of any other rating.

(2)

We expect that the delivery of the notes will be made against payment on November 21, 2024, which is the third business day following the date of this Final Term Sheet (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to their date of delivery may be required, by virtue of the fact that the notes initially will settle in T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.

The information in this Final Term Sheet supplements the Preliminary Prospectus Supplement dated November 18, 2024 of AMT (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Defined terms used and not defined herein have the meaning ascribed to them in the Preliminary Prospectus Supplement.

Standard Chartered Bank, The Standard Bank of South Africa Limited and any other non-U.S. registered broker-dealer will not effect any offers or sales of any notes in the United States unless it is through one or more U.S. registered broker-dealers as permitted by the regulations of FINRA.

AMT has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers can arrange to send you the prospectus if you request it by calling at Barclays Capital Inc. at 1 (888) 603-5847, Mizuho Securities USA LLC at 1 (866) 271-7403, RBC Capital Markets, LLC at 1 (866) 375-6829, Scotia Capital (USA) Inc. at 1 (800) 372-3930 and TD Securities (USA) LLC at 1 (855) 495-9846.

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